FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of December 2007 (Report No. 2)

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X                  Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes____                       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first and second paragraphs of the Press Release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904, to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

99.1     Press Release: Tikcro Technologies Announces Management Changes.
         Dated: December 17, 2007.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Tikcro Technologies Ltd.

                                      (Registrant)

                                      By:/s/ Adam M. Klein
                                        -----------------------
Date: December 18, 2007               Adam M. Klein for Izhak Tamir,
                                      pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number             Description of Exhibit

99.1 Press Release: Tikcro Technologies Announces Management Changes. Dated: December 17, 2007.